2/7

05010540

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Editora Saraiva SA

*CURRENT ADDRESS

PROCESSED

AUG 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5046 FISCAL YEAR 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlo

DAT : 8/18/05

ARLS
~~82~~ 12-31-04
82-5046

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Editora Saraiva S.A.

Saraiva S.A.
~~Livreiros Editores~~

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Saraiva S.A. Livreiros Editores
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Saraiva S.A. Livreiros Editores and subsidiary as of December 31, 2004, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiary, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Saraiva S.A. Livreiros Editores and subsidiary as of December 31, 2004, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4. The individual and consolidated financial statements for the year ended December 31, 2003, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated March 11, 2004, was unqualified.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 11, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marco Antonio Brandão Simurro
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SARAIVA S.A. LIVREIROS EDITORES

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

ASSETS	Company 2004	Company 2003	Consolidated 2004	Consolidated 2003
CURRENT ASSETS				
Cash and cash equivalents	43,170	1,964	45,016	8,306
Trade accounts receivable	34,140	34,030	55,895	49,220
Inventories	65,902	61,437	98,934	112,039
Recoverable taxes	5,136	5,048	5,387	5,845
Deferred income and social contribution taxes	210	-	1,409	481
Other receivables	147	1,075	351	2,740
Prepaid expenses	2,690	2,535	2,776	2,616
	151,395	106,089	209,768	181,247
LONG-TERM ASSETS				
Related parties	-	4,144	-	-
Escrow deposits	228	155	9,128	8,949
Deferred income and social contribution taxes	495	477	8,553	7,910
Recoverable taxes	2,165	-	2,165	-
Other	75	580	77	581
	2,963	5,356	19,923	17,440
PERMANENT ASSETS				
Investments	46,986	55,151	543	3,328
Property, plant and equipment	25,976	29,346	43,953	51,597
Deferred charges	2,937	1,847	6,096	7,534
	75,899	86,344	50,592	62,459
TOTAL ASSETS	230,257	197,789	280,283	261,146

LIABILITIES AND SHAREHOLDERS' EQUITY	Company 2004	Company 2003	Consolidated 2004	Consolidated 2003
CURRENT LIABILITIES				
Loans and financing	43,220	18,215	46,332	21,579
Trade accounts payable	37,029	44,349	66,800	72,887
Taxes payable	1,244	1,806	3,788	4,953
Accrued vacation and related charges	2,495	2,443	4,306	4,250
Copyrights payable	4,762	5,405	4,762	5,501
Other payables	3,974	4,124	6,804	6,656
Intercompany loans	11,736	-	-	-
Management profit sharing	2,023	1,659	2,023	1,659
Interest on capital	9,351	10,414	9,351	10,414
	115,834	88,415	144,166	127,899
LONG-TERM LIABILITIES				
Loans and financing	3,565	11,440	6,838	17,259
Reserve for contingencies	2,200	2,015	20,461	19,578
Deferred income and social contribution taxes	4,771	354	4,771	354
Other	-	533	119	981
	10,536	14,342	32,189	38,172
MINORITY INTEREST	-	-	41	43
SHAREHOLDERS' EQUITY				
Capital	41,977	39,721	41,977	39,721
Capital reserves	13,947	13,947	13,947	13,947
Profit reserves	46,726	40,127	46,726	40,127
Retained earnings	1,237	1,237	1,237	1,237
	103,887	95,032	103,887	95,032
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	230,257	197,789	280,283	261,146

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SARAIVA S.A. LIVREIROS EDITORES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for earnings per share)

	Company		Consolidated	
	2004	2003	2004	2003
GROSS SALES	235,482	214,874	489,138	443,746
DEDUCTIONS (PIS AND COFINS)	(12,713)	(9,996)	(51,450)	(36,146)
NET SALES	222,769	204,878	437,688	407,600
COST OF SALES	(75,535)	(70,209)	(208,055)	(191,362)
GROSS PROFIT	147,234	134,669	229,633	216,238
OPERATING INCOME (EXPENSES)				
Selling	60,309	62,091	125,500	123,623
Administrative	37,433	35,311	49,059	46,514
Management fees	3,632	2,848	4,733	4,323
Financial expenses:				
Interest on capital	9,351	10,414	9,351	10,414
Other financial expenses	8,462	6,900	11,779	10,619
Financial income	(995)	(1,099)	(1,176)	(1,366)
Depreciation and amortization	7,920	7,211	14,028	13,711
Equity in subsidiaries	2,855	1,336	-	-
Other	632	(233)	(36)	(912)
	129,599	124,779	213,238	206,926
INCOME FROM OPERATIONS	17,635	9,890	16,395	9,312
NONOPERATING INCOME (EXPENSES)	259	72	154	(116)
INCOME BEFORE TAXES ON INCOME	17,894	9,962	16,549	9,196
INCOME AND SOCIAL CONTRIBUTION TAXES	(7,016)	(3,789)	(5,673)	(3,025)
INCOME BEFORE MANAGEMENT PROFIT SHARING	10,878	6,173	10,876	6,171
MANAGEMENT PROFIT SHARING	(2,023)	(1,659)	(2,023)	(1,659)
INCOME BEFORE MINORITY INTEREST	8,855	4,514	8,853	4,512
MINORITY INTEREST	-	-	2	2
INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	8,855	4,514	8,855	4,514
REVERSAL OF INTEREST ON CAPITAL	9,351	10,414	9,351	10,414
NET INCOME	18,206	14,928	18,206	14,928
EARNINGS PER SHARE (IN R$)	0.79	0.65		
NUMBER OF SHARES (000)	22,937	22,937		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SARAIVA S.A. LIVREIROS EDITORES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

		Capital reserves				
	Capital	Share premium reserve	Other reserves	Profit reserves	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2002	36,880	8,653	5,294	38,857	1,237	90,921
Resolutions of Annual and Extraordinary Shareholders' Meeting on April 24, 2003:						
Capital increase with reserves	2,841	-	-	(2,841)	-	-
Purchase of own shares with profit reserve	-	-	-	(403)	-	(403)
Net income	-	-	-	-	14,928	14,928
Proposed allocation of net income:						
Legal reserve	-	-	-	747	(747)	-
Transfer to profit reserves	-	-	-	3,767	(3,767)	-
Interest on capital	-	-	-	-	(10,414)	(10,414)
BALANCES AS OF DECEMBER 31, 2003	39,721	8,653	5,294	40,127	1,237	95,032
Resolutions of Annual and Extraordinary Shareholders' Meeting on April 29, 2004-						
Capital increase with reserves	2,256	-	-	(2,256)	-	-
Net income	-	-	-	-	18,206	18,206
Proposed allocation of net income:						
Legal reserve	-	-	-	910	(910)	-
Transfer to profit reserves	-	-	-	7,945	(7,945)	-
Interest on capital	-	-	-	-	(9,351)	(9,351)
BALANCES AS OF DECEMBER 31, 2004	41,977	8,653	5,294	46,726	1,237	103,887

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SARAIVA S.A. LIVREIROS EDITORES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2004	2003	2004	2003
SOURCES OF FUNDS				
From operations:				
Net income	18,206	14,928	18,206	14,928
Items not affecting working capital:				
Depreciation and amortization (including amount allocated to cost)	9,352	8,687	16,271	16,323
Equity in subsidiaries	2,855	1,336	-	-
Write-off of permanent assets	901	478	1,017	666
Financial expenses (income) from long-term liabilities	(647)	(3,440)	198	(2,191)
Deferred income and social contribution taxes	4,490	2,000	3,865	1,234
Minority interest in subsidiaries	-	-	(2)	(2)
	35,157	23,989	39,555	30,958
From third parties:				
Loans and financing	-	-	382	2,308
Increase in long-term liabilities	73	-	177	-
Decrease in long-term assets	4,576	5,393	431	3,533
	4,649	5,393	990	5,841
Transfer of net assets - subsidiary - to working capital	2,525	-	-	-
Total sources	42,331	29,382	40,545	36,799
USES OF FUNDS				
Purchases of property, plant and equipment and increase in deferred charges	5,188	8,698	5,421	16,132
Investments	-	5,098	-	2,785
Intercompany loans	-	4,144	-	-
Purchase of own shares	-	403	-	403
Transfer to current liabilities	7,740	10,633	11,248	14,437
Proposed interest on capital	9,351	10,414	9,351	10,414
Increase in long-term assets	2,165	-	2,271	-
Decrease in long-term liabilities	-	2,720	-	1,133
Total uses	24,444	42,110	28,291	45,304
INCREASE (DECREASE) IN WORKING CAPITAL	17,887	(12,728)	12,254	(8,505)
REPRESENTED BY				
Current assets	45,306	19,104	28,521	28,266
Current liabilities	27,419	31,832	16,267	36,771
INCREASE (DECREASE) IN WORKING CAPITAL	17,887	(12,728)	12,254	(8,505)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

SARAIVA S.A. LIVREIROS EDITORES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Saraiva S.A. Livreiros Editores (the "Company") is engaged in the publication of elementary and high school textbooks, supplementary textbooks, legal books and economics/ management books.

The Company experiences seasonality in its business, with 80% of its sales concentrated between the last quarter of the year and the first quarter of the next year. This sales concentration is due to two factors: (a) the back-to-school period in the first quarter; and (b) the sale of elementary and high school textbooks to the government in the fourth and first quarters of the year.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting principles, and standards established by the Brazilian Securities Commission (CVM).

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Current and long-term assets

- Cash equivalents

  Stated at cost plus income earned through the balance sheet dates.

- Allowance for doubtful accounts

  Recorded in an amount considered sufficient to cover potential losses on the realization of trade accounts receivable. Uncollectible receivables are charged directly to income.

- Inventories

  Stated at average acquisition or production cost, which does not exceed realizable value.

- Other current and long-term assets

  Stated at net realizable value.

b) Permanent assets

- Investments

  Investments in subsidiaries are accounted for by the equity method, and other investments are stated at cost, less a valuation allowance.

- Property, plant and equipment

  Recorded at acquisition or construction cost, plus monetary restatement through December 31, 1995. Depreciation is computed under the straight-line method based on the useful lives of the assets.

- Deferred charges

  Stated at cost and refer to unamortized goodwill and preoperating expenses associated with commercial assignment and expenses incurred prior to the start-up of new stores. Preoperating expenses are amortized over five years or over the terms of the lease contracts, beginning upon the start-up of the stores.

  The goodwill resulting from the acquisition of investments is based on the projected earnings capacity of the acquired business over the estimated period for return on investment and is amortized using the straight-line method in 60 monthly installments.

c) Current and long-term liabilities

- Copyrights

  Recognized when sales are made and, in some cases, when publication rights are acquired. In the first case, copyrights are considered selling expenses and, in the second case, production cost.

- Other current and long-term liabilities

  Stated at known or estimated amounts plus charges, monetary and/or exchange variations incurred through the balance sheet dates, if applicable.

d) Income and social contribution taxes

Taxes on net income (loss) include current and deferred amounts.

Income tax is calculated at the rate of 15% on taxable income plus a 10% surtax, and social contribution tax is calculated at the rate of 9% on taxable income.

Deferred income and social contribution taxes are recorded in current and long-term assets and in long-term liabilities, as stated in Note 12, to reflect future tax effects on temporary differences between the reported amounts of assets and liabilities and their tax bases, and tax loss carryforwards.

Deferred tax assets are based on expected future taxable income at the tax rates in effect at yearend, and are reviewed annually and adjusted to reflect any substantial change in expected profits.

e) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Earnings per share

Computed based on the number of shares outstanding at the balance sheet dates.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of the Company and its subsidiaries, as follows:

	Ownership interest - %	
	2004	2003
Livraria e Papelaria Saraiva S.A.	99.91	99.91
Formato Editorial Ltda.	-	100.00

The consolidated financial statements have been prepared in accordance with Brazilian accounting practices and standards established by CVM, which comprise:

- Elimination of intercompany balances and transactions.
- Elimination of the Company's investment against subsidiaries' shareholders' equity.
- Minority interest in shareholders' equity and net income (loss) of the subsidiaries are reported separately in the balance sheets and statements of income, respectively.

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated	
	2004	2003	2004	2003
Trade accounts receivable	32,151	31,308	32,325	27,722
Credit cards	35	111	20,771	17,816
Checks receivable	3,623	4,387	4,958	5,915
Allowance for doubtful accounts	(1,669)	(1,776)	(2,159)	(2,233)
	34,140	34,030	55,895	49,220

6. INVENTORIES

	Company		Consolidated	
	2004	2003	2004	2003
Finished products	39,774	35,071	39,774	38,109
Goods for resale	6	15	32,808	46,864
Work in process	17,786	17,030	17,786	17,411
Raw materials	7,724	8,819	7,724	8,821
Packing and consumption materials	612	502	842	834
	65,902	61,437	98,934	112,039

7. INVESTMENTS

	Company		Consolidated	
	2004	2003	2004	2003
Investments in subsidiaries	46,578	51,958	-	-
Goodwill on acquisition of investment	-	2,785	-	2,785
Other investments	1,810	1,810	2,480	2,480
Valuation allowance	(1,402)	(1,402)	(1,937)	(1,937)
	46,986	55,151	543	3,328

Investments in subsidiaries refer to the equity interest in Livraria e Papelaria Saraiva S.A. and Formato Editorial Ltda., which was merged on February 3, 2004. The main information is as follows:

	2004	2003		
	Livraria e Papelaria Saraiva S.A.	Livraria e Papelaria Saraiva S.A.	Formato Editorial Ltda.	Total
Number of shares - thousand	57,540	57,540	2,200	
Number of shares held - thousand	57,490	57,490	2,200	
Ownership interest - %	99.91%	99.91%	100.00%	
Capital	51,210	51,210	2,200	
Shareholders' equity - R$	46,618	49,476	2,525	
Investment value - R$	46,578	49,433	2,525	51,958
Net (loss) income - basis to calculate equity in subsidiaries	(2,858)	(1,550)	213	(1,337)
Equity in subsidiaries	(2,855)	(1,549)	213	(1,336)

The statements of operations of the subsidiary Livraria e Papelaria Saraiva S.A. for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Gross sales	261,890	237,543
Deductions (ICMS, PIS and COFINS)	(38,737)	(26,077)
Net sales	223,153	211,466
Cost of sales	(140,732)	(130,560)
Gross profit	82,421	80,906
Operating expenses (income):		
Selling	65,213	61,191
Administrative	11,625	11,096
Management fees	1,101	1,475
Financial expenses	3,318	3,735
Financial income	(181)	(192)
Depreciation and amortization	6,107	6,419
Other	(667)	(691)
	86,516	83,033
Loss from operations	(4,095)	(2,127)
Nonoperating expenses	(107)	(187)
Loss before taxes on income	(4,202)	(2,314)
Income and social contribution taxes	1,344	764
Net loss	(2,858)	(1,550)
Loss per share (in R$)	(0.05)	(0.03)

8. PROPERTY, PLANT AND EQUIPMENT

	Company				
	Annual depreciation rate - %	2004 Cost	2004 Accumulated depreciation	2004 Net book value	2003 Net book value
Buildings	4	8,172	(3,045)	5,127	5,448
Machinery and equipment	10	14,990	(11,478)	3,512	4,446
Furniture and fixtures and installations	10	22,159	(18,240)	3,919	4,385
Vehicles	20	2,942	(1,415)	1,527	1,216
Software and IT equipment	20	24,656	(15,687)	8,969	11,119
Land	-	2,029	-	2,029	2,029
Advances to suppliers	-	293	-	293	103
Other	-	600	-	600	600
		75,841	(49,865)	25,976	29,346

	Consolidated				
	Annual depreciation rate - %	2004			2003
		Cost	Accumulated depreciation	Net book value	Net book value
Buildings	4	10,069	(3,782)	6,287	6,685
Machinery and equipment	10	15,300	(11,713)	3,587	4,548
Furniture and fixtures and installations	10	67,481	(51,603)	15,878	18,937
Vehicles	20	3,099	(1,509)	1,590	1,308
Software and IT equipment	20	39,610	(26,649)	12,961	16,315
Land	-	2,032	-	2,032	2,032
Advances to suppliers	-	394	-	394	537
Other	-	1,224	-	1,224	1,235
		139,209	(95,256)	43,953	51,597

9. DEFERRED CHARGES

	Company		Consolidated	
	2004	2003	2004	2003
Preoperating expenses and other deferred charges	2,691	1,445	25,404	25,585
Unamortized goodwill	10,066	7,931	10,066	7,931
Accumulated amortization	(9,820)	(7,529)	(29,374)	(25,982)
	2,937	1,847	6,096	7,534

On February 3, 2004, the Company transferred to deferred charges the amount of R$2,135 of goodwill from the acquisition of the subsidiary Formato Editorial Ltda. on August 26, 2003. This goodwill is being amortized under the straight-line method in 60 monthly installments beginning March 2004.

10. LOANS AND FINANCING

	Editora		Consolidated	
	2004	2003	2004	2003
Current:				
Loans:				
Bank overdraft facilities	4,807	-	4,807	-
BACEN Resolution No. 2,770	31,268	10,551	31,268	10,551
	36,075	10,551	36,075	10,551
Financing:				
In local currency -				
BNDES - FINEM	996	965	4,108	4,329
In foreign currency-				
IFC	6,149	6,699	6,149	6,699
	43,220	18,215	46,332	21,579
Long term-				
Financing:				
In local currency-				
BNDES - FINEM	502	1,439	3,775	7,258
In foreign currency-				
IFC	3,063	10,001	3,063	10,001
	3,565	11,440	6,838	17,259

BACEN - Central Bank of Brazil.

BNDES - National Bank for Economic and Social Development.

FINEM - Enterprises Financing.

IFC - International Finance Corporation.

Maturities of long-term debt are as follows:

	2006	2007	2008	Total
Company	3,565	-	-	3,565
Consolidated	5,795	810	233	6,838

Loans represented by bank overdraft facilities are subject to financial charges based on the variation of CDI (interbank deposit rate).

Loans obtained under BACEN Resolution No. 2,770 refer to foreign onlendings. The principal of these loans is subject to U.S. dollar variation and annual interest. The loans are tied to interest rate swap transactions equivalent to variation of CDI (Note 15) and are collateralized by promissory notes.

Financing from the BNDES - FINEM is collateralized by mortgage and bears interest of 3.5% per year plus TJLP (long-term interest rate). Financing obtained by the subsidiary Livraria e Papelaria Saraiva S.A. from the BNDES - FINEM is 100% guaranteed by the Company and bears interest of 3% to 3.5% per year, plus TJLP. With respect to the financing obtained by the Company, pursuant to the contract amendment made on July 29, 2002, the use and grace periods of the remaining subcredits were extended, and additional covenants were included, such as those establishing that the Company may not reduce capital, may not participate in merger, spin-off or consolidation processes, and may not encumber or sell its permanent assets without prior authorization of BNDES.

Financing from the IFC is subject to U.S. dollar variation and interest of 3% per year above LIBOR. The agreement is not secured by any collateral and, until the financing is fully repaid, the Company must maintain the current ownership interest in Livraria e Papelaria Saraiva S.A. and the controlling shareholders must together hold at least 50% of the Company's common shares with voting rights. The agreement also requires compliance with performance indicators related to: (a) current ratio; (b) indebtedness ratio; and (c) interest coverage ratio. In the period, the Company complied with the performance indicators established in the agreement.

Financing from the BNDES - FINEM has been used for the acquisition and implementation of an integrated business management system (ERP) and to build a distribution center. Financing obtained by the Company from the IFC and financing obtained by the subsidiary from the BNDES - FINEM were used for investment in megastores and modernization of the subsidiary's conventional stores.

The subsidiary Livraria e Papelaria Saraiva S.A. obtained a new financing from BNDES - FINEM, in the amount of R$382.

11. RELATED PARTIES

Transactions with related parties include purchase and sale operations and loan agreements, and were made under usual market conditions. Loans from the subsidiary Livraria e Papelaria Saraiva S.A. will be repaid in 2005, as stated in the loan agreement. The balances and transactions with related parties are as follows:

	2004	2003	
	Livraria e Papelaria Saraiva S.A.	Livraria e Papelaria Saraiva S.A.	Formato Editorial Ltda.
Balance:			
Current assets:			
Accounts receivable	16	3,762	-
Loans	-	-	4,144
Current liabilities:			
Accounts payable	-	3	332
Loans	11,736	-	-
Transactions:			
Sales of products	8,212	9,874	-
Purchases of products	22	39	332

12. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred income and social contribution taxes arise from:

	Company		Consolidated	
	2004	2003	2004	2003
Current assets	210	-	1,409	481
Long-term assets:				
Tax loss carryforwards	-	-	3,182	2,794
Reserve for contingencies	495	477	5,371	5,116
	495	477	8,553	7,910
Long-term liabilities:				
Allowance for losses on book inventories - Law No. 10,753/03	4,508	-	4,508	-
Deferral of accelerated depreciation	98	189	98	189
Unamortized goodwill - article 7 of Law No. 9,532/97	165	165	165	165
	4,771	354	4,771	354

The Company, based on the opinion of its outside lawyers, considered the tax incentive established by Law No. 10,753/03, as amended by Law No. 10,833/03, as a temporary difference between the book and tax bases, recognizing the tax effect according to CVM Regulatory Instruction No. 371/02.

Reconciliation of the tax expense calculated by applying the combined tax rate and the tax expense charged to income is as follows:

	Company		Consolidated	
	2004	2003	2004	2003
Income before taxes on income	17,894	9,962	16,548	9,196
Reversal of interest on capital	9,351	10,414	9,351	10,414
	27,245	20,376	25,899	19,610
Combined tax rate	34%	34%	34%	34%
Taxes computed at the combined tax rate	(9,264)	(6,929)	(8,806)	(6,669)
Permanent additions:				
Nondeductible expenses	(202)	(201)	(286)	(341)
Equity in subsidiaries	(971)	(454)	-	-
Permanent deductions:				
Interest on capital	3,124	3,478	3,124	3,478
Other deductions	182	149	182	149
Other items	115	168	113	358
	(7,016)	(3,789)	(5,673)	(3,025)
Income and social contribution taxes:				
Current	(2,827)	(1,880)	(2,827)	(1,982)
Deferred	(4,189)	(1,909)	(2,846)	(1,043)
	(7,016)	(3,789)	(5,673)	(3,025)
Effective tax rate	25.8%	18.6%	21.9%	15.4%

Based on the expectation of future taxable income and positive cash flows discounted to present value, pursuant to CVM Instruction No. 371/02, the Company and its subsidiary, Livraria e Papelaria Saraiva S.A., maintained in their financial statements the deferred tax asset.

Management considers the carrying amount of the Company's deferred tax assets from temporary differences realizable according to the final resolution of lawsuits.

Considering the final resolution of the lawsuits, the estimate of realization of the subsidiary's deferred tax asset is 95% until 2007 and the remaining 5% in 2008, as follows:

	Realization of deferred tax asset	Deferred tax asset
Balance of deferred tax asset as of December 31, 2004	-	9,257
December 31, 2005	2,305	6,952
December 31, 2006	4,131	2,821
December 31, 2007	2,366	455
December 31, 2008	455	-

13. RESERVE FOR CONTINGENCIES

The Company and its subsidiary Livraria e Papelaria Saraiva S.A. are challenging in court the constitutionality of federal taxes, such as PIS and COFINS (taxes on revenue), IR (income tax) and CSLL (social contribution tax). Escrow deposits were made for the subsidiary's PIS/COFINS lawsuit, which are recorded in a specific account in long-term assets.

The residual contingent liability is composed of:

	Company		Consolidated	
	2004	2003	2004	2003
PIS/COFINS - expansion of tax basis and rate increase	180	108	9,065	8,888
IR/CSLL - "Plano Real" (economic plan) - Law No. 8,880/94	2,020	1,907	11,396	10,690
	2,200	2,015	20,461	19,578

In view of the Federal Supreme Court's decision that acknowledged the constitutionality of the increase in COFINS rate established by Law No. 9,718/98, the Company, based on its legal counsel's opinion, reversed a portion of the recorded liability against the respective escrow deposits as of December 31, 2003. The subsidiary's COFINS lawsuit is still unresolved and the respective reserve for contingencies is maintained.

14. SHAREHOLDERS' EQUITY

a) Capital

A capital increase to R$41,977 was approved at the Extraordinary Shareholders' Meeting on April 29, 2004, through the absorption of the profit reserve in the amount of R$2,256, without any change in the number of shares.

Fully paid-up capital as of December 31, 2004 is R$41,977, represented by 23,269,203 shares, of which 9,622,313 are common and 13,646,890 are preferred without par value. The Company is authorized to increase its capital by up to 10,000,000 shares through the issuance of new shares for subscription, regardless of amendment to bylaws.

Preferred shares cannot exceed 2/3 of total shares issued; are nonvoting, except in the circumstances specified by law or bylaws; are nonconvertible into common shares; and entitle their holders to: (a) special treatment in the event of sale of control of the Company, according to the terms of the bylaws; (b) dividends equal to those paid on common shares; and (c) share in the distribution of bonus shares resulting from capitalization of reserves, retained earnings and any other funds, under the same conditions as the holders of common shares.

Any change in preference, rights and advantages of preferred shares is subject to prior approval, or ratification for a nonextendible term of one year, of the holders of more than a half of these shares at a special meeting.

All shares are entitled to a minimum dividend of 25% of adjusted net income for each year.

The remaining balance of retained earnings is prior to Law No. 6,404/76.

b) Treasury shares - CVM Instruction No. 10/80 and No. 298/97 (included under the caption "Profit reserves")

According to bylaws, at the Board of Directors' Meeting held on August 21, 2002, the Company was authorized to purchase 500,000 of its own preferred shares to be held in treasury.

No other share purchase transaction was conducted in 2004. Treasury shares as of December 31, 2004 were 332,500, with market value of R$3,990 (R$12.00 per share as of December 30, 2004).

c) Interest on capital and dividends

At the Board of Directors' Meeting held on January 26, 2005, the Board approved the payment of interest on capital in the amount of R$9,351 (R$0.40769206 per share), already including mandatory minimum dividends of R$4,324. The payment date of interest on capital will be decided at the Annual Shareholders' Meeting.

Dividends were calculated as follows:

Net income	18,206
Legal reserve	(910)
	17,296
Mandatory minimum dividends - 25%	4,324

Interest on capital was recorded, for tax purposes, as financial expenses and, subsequently, eliminated from the statement of income and recorded in shareholders' equity, according to CVM Resolution No. 207/96. The effect on the calculation of the provision for income and social contribution taxes for the year was a reduction of R$3,124 (R$3,478 in 2003).

15. FINANCIAL INSTRUMENTS

a) Derivative transactions

The Company enters into transactions recorded in balance sheet accounts in order to meet its operating needs and hedge against risks of foreign currency and interest rate changes. These transactions are conducted with sound financial institutions and managed by the finance area by setting position and exposure limits and monitoring the risks involved.

Derivative transactions conducted by the Company in the year were as follows:

- Foreign exchange hedge contract - noncash swap to hedge the amortization installments of financing from the IFC. These transactions were contracted in September 2003, January 2004, and August 2004, maturing in June 2004, December 2004, and June 2005, respectively.

  The involved asset was US$3,650,000, and the net loss was R$1,005 (R$2,235 in 2003), of which R$1,105 (R$2,489 in 2003) was recorded as financial expenses and R$100 (R$254 in 2003) as financial income.

  The foreign exchange exposure of the two residual installments of the contract with the IFC, maturing in December 2005 and June 2006, is US$2,307,692, equivalent to R$6,126.

- Interest rate swap agreements made in 2003 and 2004, linked to loans obtained under Central Bank of Brazil Resolution No. 2,770 (Note 10). Financial expenses recorded in the period were R$2,354 (R$2,772 in 2003), equivalent to the variation of the CDI (interbank deposit rate).

  The fair values of swap operations as of December 31, 2004 approximate carrying amounts and there is no significant difference.

b) Other financial instruments

The carrying amounts and fair values of the financial instruments recorded in the consolidated balance sheet as of December 31, 2004 are as follows:

	Carrying amount	Fair value
Cash and cash equivalents	45,016	45,016
Loans and financing:		
In local currency	12,690	12,690
In foreign currency	40,480	40,480

Criteria, assumptions and limitations used in calculating fair values:

- Cash and cash equivalents

  Represented by bank deposits.

- Loans and financing

  The carrying amounts of loans and financing refer mainly to financing from BNDES and IFC. The fair values of such financing do not differ significantly from the carrying amounts as of December 31, 2004.

- Limitations

  The fair values were estimated at a specific time, based on relevant market information. Changes in assumptions can significantly affect those estimates.

16. FINANCIAL EXPENSES

Financial expenses are comprised of:

	Company		Consolidated	
	2004	2003	2004	2003
Financial expenses - operations under Central Bank of Brazil Resolution No. 2,770	2,354	2,772	2,354	2,772
Loss on cash equivalents - hedge	1,105	2,489	1,105	2,489
Interest and monetary/exchange variation on loans and financing	269	(3,870)	1,234	(2,559)
Other interest and monetary variation	3,371	4,064	4,155	5,076
CPMF (tax on bank transactions)/IOC (exchange operations tax)	953	961	1,992	1,893
Other financial expenses	410	484	939	948
	8,462	6,900	11,779	10,619

17. INSURANCE

As of December 31, 2004, the Company and its subsidiary had insurance coverage against fire and sundry risks for fixed assets and inventories, in amounts considered sufficient to cover potential losses.

MANAGEMENT REPORT

To our shareholders,

The management of Saraiva S.A. Livreiros Editores presents for your appreciation the Management Report and the related Financial Statements, as well as the Independent Auditors' Report, for the year ended December 31, 2004.

The Saraiva Group has operations in the publishing segment through Editora (Saraiva S.A. Livreiros Editores) and in the retail book segment through Livraria (Livraria e Papelaria Saraiva S.A.).

The Company's operating and financial information, except where otherwise indicated, is consolidated and stated in Brazilian reais, in accordance with Corporate Law. All comparisons were made in relation to 2003, except where otherwise specified.

MESSAGE FROM MANAGEMENT

The year 2004 was very special for Saraiva. We reached our 90th anniversary with a brand that is synonymous with publishing quality and excellence in retail operations. Saraiva holds a distinguished position in the process of raising educational and cultural levels in Brazil, and adopts an innovating and pioneering position, providing for significant market differentiation.

Saraiva was the first Brazilian company to grant tag-along rights to minority preferred shareholders. Editora Saraiva is one of the largest companies in the textbook and supplementary textbook segment, and is leader in the publishing of legal books. The first in Brazil to trade published legal content in electronic form, Editora has Brazil's largest digital legal library, with the portal www.saraivajur.com.br. Pioneer in the megastore format, Livraria Saraiva is the chain with the highest sales in the country, and leader in e-commerce of books.

In 2004, consolidated gross revenue totaled R$ 489.1 million, growing 10.2%. Gross operating cash flow (EBITDA), in the amount of R$ 50.4 million, experienced significant growth of 18.0%, with an 11.5% margin. Net income reached the record level of R$ 18.2 million, 22% higher than the result for 2003.

We continued with the process of implementing the value based management system, using the GVA® methodology (Shareholder Value Management). There was intense participation by all administrators and key personnel, with the objective of increasing alignment between shareholder and management interests.

In operational management, the focus was on increasing our companies' efficiency and competitiveness. Various actions were conducted with the purpose of rationalizing the cost and expense structure and optimizing working capital. Over the course of 2004, major advances were achieved with the action plan focused on the Company's cash management, through personnel restructuring measures, rationalization of processes and renegotiations of agreements, which resulted in gains in the amount of R$ 8.8 million, on an annualized basis.

The Company was also successful in the management of its capital structure. There was a significant reduction in consolidated net indebtedness, which dropped from R$ 31.4 million, at the end of 2003, to R$ 11.7 million, at the end of 2004, increasing the potential to make investments with third-party capital.

Regarding the influence of government actions on the sectors in which we operate, the difficulties faced at the beginning of the year, with the rise in Cofins (tax on revenue) from 3.0% to 7.6% on sales (in effect between February and November 2004), were replaced over the course of the year by the announcement of a series of important measures to support reading and encourage education, which considerably favor the publishing and retail segments:

- Publication of Law No. 11,033, of 12/21/04, which reduced to zero the PIS and Cofins (tax on revenue) rates on the sale of books (before the Law, the rates totaled 9.25%), providing relief for the book production and sales structure, benefiting results and the investment capacity of Editora and Livraria;
- Expansion of government purchases of textbooks, through the creation of the PNLEM (National High School Textbook Program). Editora Saraiva obtained significant market share of 23.7%, ranking 2nd, in sales within the pilot project (PNLEM/05) conducted in 2004. This is a new market, since public high school students practically do not buy books in the private market.

In addition to the excellent share of textbook sales for public high school students (PNLEM/05), **Editora** had a good share - 3rd place, with over 16 million books - in government purchases for public elementary school students (PNLD/05 [National Textbook Program]). We also successfully concluded the process of merging Formato Editorial, which provided significant synergy gains.

Livraria implemented a set of actions, with the purpose of increasing operating efficiency and optimizing working capital used in operations. We began the implementation of an innovative system for locating products in our stores - "Busca Fácil" - to provide greater convenience to customers and rationalize attendants. In the management of working capital, we developed a broad project to increase efficiency in inventories, customer and supplier management, with results exceeding expectations. The operating cycle (inventory turnover + average term for receipt from customers - average term for payment to suppliers) was reduced by 22 days and total inventories fell 30%, from R$ 47.2 million, at the end of 2003, to R$ 33.0 million, at the end of 2004. The electronic retail division (www.saraiva.com.br) experienced strong expansion. Gross sales grew 35% and gross cash flow reached R$ 2.7 million (R$ 0.1 million in 2003).

OUTLOOK

To meet demand in an increasingly complex and dynamic environment, Saraiva's strategic posture has been founded on developing sustainable competitive advantages that enable continuously greater efficiency and innovation.

Considering the especially favorable environment for various ongoing public investment projects in the areas of education and culture, and the current stage of consolidation of operations and maturity of investments made in recent years, the current scenario presents a solid outlook for growth of generation of value in:

- relief of the book production chain, with the reduction of the PIS and Cofins rates to zero, in effect since December 2004, benefiting approximately 99% of Editora's sales mix and approximately 57% of Livraria's sales mix, with a major impact on results and investment capacity;

- the government has already announced the intention to purchase books progressively for all high school grades and subjects of the public system (FNLEM), which may add significant additional demand to Editora's sales. The potential for growth is considerable. Currently, there are 8 million high school students, plus 36 million elementary and pre-school students;
- in 2005 the Ibero-American Reading Year (VIVALEITURA) will be celebrated, instituted by the Organization of Ibero-American States, UNESCO and CERLALC (Regional Center for Promotion of Books in Latin America and the Caribbean). Various projects and programs jointly developed by governments, private-sector companies and nongovernmental organizations will be implemented;
- the National Book and Reading Plan (PNLL) will be established in 2005 in Brazil. The various measures that should be announced to provide incentives for the publishing and retail sectors include special credit lines to finance the production of books and the opening of new bookstores. The goal is to increase the national reading rate by 50% in three years;
- the measures adopted in 2004, of restructuring personnel, rationalizing processes and renegotiating agreements, resulted in estimated annual savings of R$ 8.8 million beginning in 2005, on an annualized basis. In addition, we will seek new rationalization gains;
- the Company will continue in the strategic plan of optimizing Livraria's working capital management, and it expects new achievements in reducing the operating cycle, making it more competitive and freeing up cash to make investments;
- the electronic retail division is strongly structured to continue growing without the need for major increases in the fixed cost structure. Projections by the on-line research and marketing company **e-bit** indicate an increase of 30% for e-commerce in 2005;
- the Company will be attentive to new opportunities for acquisitions or associations by Editora and prospecting studies for strategic locations to expand Livraria's chain of stores;
- the main economic indicators point towards continuity in the scenario for growth begun in 2004, and favor the outlook for the publishing market and, especially, our retail operations, which in recent years have suffered with the recessionary environment and decline in purchasing power.

Highlights of the Brazilian publishing and retail book market, and positioning of the main players, are as follows:

Publishing Market - 2003
Gross Sales - R$ 1.65 billion
Composition


Religious
8%
Technical and (*)
Professional
17%
Textbooks
54%
Works in General
21%

(*) Includes legal books

Sources: CBL (Brazilian Chamber of Books), Saraiva, Serasa and Gazeta Mercantil.

Textbook Market - 2003
Gross Sales - R$ million
Main Publishers


400
300
200
100
0
Ática Scipione
FTD / Quinteto
Saraiva / Atual / Formato
Moderna
IBEP / Nacional (1)
Editora do Brasil

Legal Book Market - 2003
Gross Sales - R$ million
Main Publishers


80
60
40
20
0
Saraiva
Atlas
RT (1)
Forense (1)

Sources: CBL (Brazilian Chamber of Books), Saraiva, Serasa and Gazeta Mercantil.

(1) Estimate by Saraiva


Retail Book Market - 2003
Gross Sales - R$ 2.36 billion
Sales Channels
Other
39%
Bookstore
chains
61%


Main Bookstore Chains
Gross Sales - 2003 (R$ million)
250
200
150
100
50
0
Saraiva
Siciliano
Cultura
La Selva
(1)

Sources: CBL (Brazilian Chamber of Books), Saraiva and Serasa.

(1) Estimate by Saraiva

EDITORA SARAIVA (SARAIVA S.A. LIVREIROS EDITORES)

Editora Saraiva is the parent company of Livraria Saraiva, with 99.91% of shares - with distinct business purposes and names. In order to provide for better evaluation of the publishing business' results, the economic and financial information of Editora Saraiva includes the equity interest in Formato Editorial (company acquired in August 2003 and merged in February 2004).

The following table provides a summary of the main data on economic and financial performance:

Description	2004		2003		HA%
	R$ 000	VA%	R$ 000	VA%	
Gross Sales	235,482	105.7	216,115	104.9	9.0
Net Sales	222,769	100.0	206,046	100.0	8.1
Gross Profit	147,234	66.1	135,372	65.7	8.8
Operating Expenses	109,294	49.1	108,029	52.4	1.2
EBITDA	45,228	20.3	34,857	16.9	29.8
Net Financial Expenses	16,818	7.5	16,125	7.8	4.3
Net Income before Equity in Subsidiaries	21,061	9.5	16,477	8.0	27.8
Net Income	18,206	8.2	14,928	7.2	22.0

Gross Sales


Gross Sales (R$ million)
178.3
201.7
180.0
216.1
235.5
2000
2001
2002
2003
2004

Gross sales totaled R$ 235.5 million, representing a 9.0% increase. Net sales increased less, by 8.1%, due to the increase in the Cofins between February and November 2004. It should be noted that the reduction of the PIS and Cofins rates to zero went into effect only in December 2004.

For better analysis of sales performance, it is important to make the distinction between sales to the government and sales to the private sector:

- Sales to the government: Grew 39% in relation to the prior year. The main factors that explain this performance were the good share of sales in the PNLD/05 and the creation of the program to serve high school students of the public system (PNLEM/05), in addition to the fact that a significant portion of sales to the PNLD/04 was recorded in fiscal year 2004, as described below:

Program/ School Year	Total Sale (Agreement's Total) R$ million	Recorded Sales (fiscal years)	
		2003	2004
2003	41.4 (1)	4.9	
2004	85.5	57.4	28.1
2005 (2)	83.3 (3)		58.6
TOTAL FOR THE YEAR		**62.3**	**86.7**

(1) R$ 36.5 million of the sales was recorded in 2002.

(2) Includes PNLEM/05 Brasil and SEE/Minas Gerais (Programa Livro na Escola - Mais Fácil Aprender, Mais Fácil Ensinar).

(3) R$ 24.7 million of the sales is being approved.

- Sales to the private sector: As expected, there was a 3% decrease in relation to the prior year, accumulating R$ 148.8 million, the result of smaller participation of the legal books in our sales mix. In 2003, sales were above average, due to the new Brazilian Civil Code, which went into effect in January 2003. It should be noted that, for 2005, major changes in legislation are expected, which may provide a new boost to the legal books market.

Gross Profit

Gross profit went from R$ 135.4 million in 2003 to R$ 147.2 million in 2004. The gross margin improved from 65.7% in 2003 to 66.1% in 2004. The effect of the greater share of sales to the government in 2004, whose margins are lower than those in sales to the private-sector market, was offset by the fact that much of the sales to the government occurred in December, and therefore with the zero PIS and Cofins rate benefit.

Income from Operations

The effort involved in the Company's cash management, through measures to restructure personnel and reduce expenses, demonstrated good results in 2004. The ratio of operating expenses to net sales was 49.1% in 2004, compared to 52.4% in 2003. This performance is even more positive considering that, in 2004, expenses were pressured by collective bargaining in the amounts of 17.5% (granted between September 2003 and June 2004) and 6.6% (granted in September 2004).

It should be pointed out that the results for 2004 include R$ 1.8 million referring to extraordinary expenses on terminations and indemnities arising from the personnel restructuring plan. The estimated annualized savings, beginning in 2005, are R$ 4.3 million. Even with these achievements, the Company will continue seeking constant operating efficiency gains. Accordingly, a managing group has been appointed to interact with the main persons responsible for expense, in order to generate an uninterrupted process for optimizing available resources.

Cash Flow

Gross cash flow generated by EBITDA grew 29.8%, from R$ 34.9 million in 2003 to R$ 45.2 million in 2004, the consequence of better management of operating expenses. The EBITDA margin reached 20.3% in 2004, against 16.9% in 2003.

Financial Income (Expenses)

Financial income (expenses) remained practically stable. In 2004, total net financial expenses were R$ 16.8 million, and in 2003, R$ 16.1 million. The year 2004 was benefited by a significantly lower level of indebtedness. However, the strong appreciation of the local currency in 2003 resulted in a considerable reversal of exchange variation expense on dollar-denominated liabilities and affected the comparison basis.

Net Income

Net income before equity in the subsidiary **Livraria Saraiva** grew 27.8% and totaled R$ 21.1 million in 2004. Editora's return on equity in 2004 reached 47%. As shown below, the average return on equity for the last 5 years reached the exceptional level of 45%.


Editora Saraiva - Return on Equity
41%
43%
50%
42%
47%
2000
2001
2002
2003
2004

Return on Equity - Net income before equity in subsidiary for the year/Shareholders' equity at the beginning of the year, except the investment in Livraria Saraiva.

Saraiva Data

In 2004, 22 new products were launched in the published electronic content division (www.saraivajur.com.br), notably the new edition of the legal software "Concursos Jurídicos", a top seller in the sector.

LIVRARIA SARAIVA (LIVRARIA E PAPELARIA SARAIVA S.A.)

Description	2004		2003		HA%
	R$ 000	VA%	R$ 000	VA%	
Gross Sales	261,890	*117.4*	237,543	*112.3*	10.2
Net Sales	223,153	*100.0*	211,466	*100.0*	5.5
Gross Profit	82,421	*36.9*	80,906	*38.3*	1.9
Operating Expenses	84,046	*37.7*	80,181	*37.9*	4.8
EBITDA	5,149	*2.3*	7,835	*3.7*	-34.3
Net Income	(2,858)	*-1.3*	(1,550)	*-0.7*	84.4

The table below presents the main data on economic and financial performance:

Gross Sales


Gross Sales (R$ million)
181.7
212.9
220.4
237.5
261.9
2000
2001
2002
2003
2004

The gross sales of **Livraria** reached R$ 261.9 million in 2004, representing growth of 10.2%. This performance surpassed the growth rate of nominal sales, of 8.2%, in the "books, newspaper and paper supplies" segment, according to a Monthly Trade Survey released by the Brazilian Institute of Geography and Statistics (IBGE).

The highlight of the year was the excellent performance of the e-commerce division, which obtained growth of 35.0% in sales, compared to 2003.

Net sales totaled R$ 223.2 million, an increase of 5.5% in relation to 2003. The percentage growth was lower than that for gross sales due to the rise in the Cofins rate, between February 2004 and November 2004. However, in December 2004, the PIS and Cofins rates on the sale of books were reduced to zero.

In the evaluation of same store growth, we observed evolution over the course of the year, reflecting the scenario of gradual economic recovery, with improvement in the indicators of employment and disposable income, as can be observed in the following graph:

Same Store Growth - includes Saraiva.com


20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
Jan/03 Feb/03 Mar/03 Apr/03 May/03 Jun/03 Jul/03 Aug/03 Sep/03 Oct/03 Nov/03 Dec/03 Jan/04 Feb/04 Mar/04 Apr/04 May/04 Jun/04 Jul/04 Aug/04 Sep/04 Oct/04 Nov/04 Dec/04
Nominal Growth
Real Growth - Discounted IPCA
Linear (Real Growth - Discounted IPCA)

Gross Profit

Gross profit reached R$ 82.4 million in 2004, against R$ 80.9 million in 2003. However, the gross margin decreased, from 38.3% to 36.9%, in 2004. This performance was the result of changes in the product mix and larger discounts granted to customers due to competition.

Income from Operations

Over the course of 2004, the comprehensive action plan to reduce the Company's expense structure, focused on rationalizing personnel and renegotiating the main agreements, resulted in extraordinary expenses of R$ 1.4 million, which are not recurrent.

The results of the measures adopted, R$ 4.5 million on an annualized basis, will be more visible in 2005. However, it was possible to obtain actual gains in 2004, as shown in the table below, eliminating the effect of Cofins (between February 2004 and November 2004) and nonrecurring expenses:

R$ 000	2004	2003
Operating Expenses	84,046	80,181
(+) PIS/Cofins Credits on Expenses	1,740	312
(-) Extraordinary Expenses	1,359	0
(=) Adjusted Operating Expenses	84,427	80,493
Operating Expenses/Gross Sales	32.2%	33.9%

Cash Flow

The electronic retail division experienced strong evolution and contributed R$ 2.7 million to Livraria's gross operating cash flow. However, Livraria's EBITDA decreased from R$ 7.8 million in 2003 to R$ 5.1 million in 2004, due to the extraordinary expenses and the sluggish economic scenario at the beginning of the year.

Working Capital

Effective working capital management has always been a priority of ours, and in 2004 a broad project was developed to make working capital management a major competitive advantage - improving partnerships with suppliers and implementing modernization actions in the logistics area.

The results surpassed initial targets, with a significant reduction in inventory turnover and extension of the average term for payment to suppliers, reflected in the decrease in the operating cycle by 22 days. The capital used in inventories was also reduced by 30%. The Company continues to foresee efficiency gains in this area.

Net Income (Loss)

The improved performance of the e-commerce division was not sufficient to offset the drop in physical stores' results. The net negative margin went from 0.7% in 2003 to 1.3% in 2004.

Award

Livraria Saraiva won the ALSHOP VISA - 2004 award, by popular vote, in the category "Large Formats". Considered the "Oscar" of Brazilian retail, this award is a recognition of excellence in service in our megastores.

Saraiva.com

Implementation began for the strategic project to expand the product mix offered, increasing the computers area and adding the areas of paper supplies, bicycles and fitness, electronics and toys. Special supply conditions were negotiated to have a low impact on the working capital. The objective is to increase the average ticket, taking advantage of synergies with the existing fixed structure.

The results obtained in 2004 continued to show strong evolution, with gains of scale in the operation, and with growth in the operating cash flow of electronic retail. While sales increased at a compound annual rate of 55.0% over the last 5 years, operating expenses (SG&A) had an annual increase of 13.6%. The following indicators show the advances obtained:

Indicators	2004	2003	VAR
Gross Sales (R$ 000)	50,907	37,711	35%
EBITDA (R$ 000)	2,678	78	3,333%
Customers (000)	1,406	1,025	37%
% of Gross Sales of Livraria	19.4%	15.9%	22%
Average Ticket (R$)	73.42	68.60	7%


Saraiva.com - Gross Sales vs. SG&A
(R$ million)
8.8
8.2
16.6
14.2
24.9
11.9
37.7
12.7
50.9
13.7
2000
2001
2002
2003
2004
Gross Sales
SG&A

CONSOLIDATED

The table below shows the main information on consolidated economic and financial performance:

R$ 000	2004	2003	VAR
Gross Sales	489,138	443,746	10.2%
Net Sales	437,688	407,600	7.4%
Gross Profit	229,633	216,238	6.2%
Gross Margin	*52.5%*	*53.1%*	
Income from Operations (EBIT) (a)	36,349	28,979	25.4%
Operating Margin	*8.3%*	*7.1%*	
Financial Expenses, Net	(19,954)	(19,667)	1.5%
Net Income	18,206	14,928	22.0%
Net Margin	*4.2%*	*3.7%*	
EBITDA (b)	50,377	42,690	18.0%
EBITDA Margin	*11.5%*	*10.5%*	
Total Assets	280,283	261,146	7.3%
Shareholders' Equity	103,887	95,032	9.3%
Net Debt	11,669	31,420	-62.9%

(a) Before financial income (expenses)

(b) Earnings before interest, taxes, depreciation and amortization

Consolidated Gross Sales


2004
Editora
46%
Livraria
54%
2003
Editora
46%
Livraria
54%

Gross Sales


Gross Sales (R$ million)
352.8
407.9
391.9
443.7
489.1
2000
2001
2002
2003
2004

Consolidated gross sales reached R$ 489.1 million, growing 10.2% in relation to 2003, mainly reflecting the increase in sales to the government by Editora and the higher sales of the electronic retail division.

Gross Profit

Consolidated gross profit reached R$ 229.6 million, 6.2% higher than in 2003. The gross margin decreased slightly, from 53.1% in 2003 to 52.5% in 2004, due to the smaller gross margin in Livraria.

Income (Loss) from Operations

The year 2004 began with strong pressure on personnel expenses due to the high collective bargaining granted at the end of 2003 (17.5% in Editora between September 2003 and June 2004, and 12.5% in Livraria in December 2003).

Thus, the work conducted during the year to adopt rationalization measures and rigorous control of expenses was fundamental. As a result, operating expenses grew only 2.7%, while gross sales were 10.2% higher than in 2003. It is important to point out that the result for 2004 is impacted by the recording of R$ 3.2 million in nonrecurring expenses on terminations and indemnities. For 2005, in addition to there being no foreseen extraordinary expenses, expectations are positive due to gains expected in the amount of R$ 8.8 million, on an annualized basis.

Reflecting the greater efficiency in managing expenses, income (loss) from operations before financial expenses (EBIT) grew 25.4%, reaching R$ 36.3 million.

Cash Flow

Gross cash flow, or EBITDA, rose 18.0%, totaling R$ 50.4 million. The EBITDA margin also improved, from 10.5% in 2003 to 11.5% in 2004.

Reconciliation of EBITDA - R$ 000	2004	2003	VAR
Income from Operations after net financial expenses	16,395	9,312	76.1%
(+) Depreciation and Amortization	14,028	13,711	2.3%
(+) Net Financial Expense	19,954	19,667	1.5%
(=) EBITDA	50,377	42,690	18.0%

Financial Income (Expenses)

The net financial expense in 2004 was R$ 20.0 million, compared to R$ 19.7 million in 2003. The lower level of indebtedness offset the considerable reversal of exchange variation in the prior year due to the strong appreciation of the Brazilian currency in 2003.

Net Income

Consolidated net income totaled R$ 18.2 million - a new record, and 22.0% higher than in 2003.

The results of Editora and the considerable improvement in electronic retail operations contributed to this growth. Consolidated return on opening shareholders' equity reached 19%.

CAPITAL STRUCTURE

There was a significant reduction in net indebtedness in 2004, from R$ 31.4 million in December 2003 to R$ 11.7 million at the end of 2004. The net indebtedness/EBITDA ratio improved considerably, from 0.7 in the prior year to 0.2 in 2004.

Financial liabilities exposed to exchange variation ended 2004 at US$ 2.3 million, represented by two semiannual installments due in December 2005 and June 2006. According to the strategy to minimize the impact of exchange variation on the Company's cash, there is a hedge transaction for the portion due in June 2005.

Also in 2004, the National Bank for Economic and Social Development (BNDES) released R$ 0.4 million related to the balance of investments made in two units opened at the end of 2003: Mega Store Shopping Flamboyant, in Goiânia, and Livraria Saraiva Itaim, in São Paulo.

INVESTMENTS

During 2004, R$ 5.4 million was invested in projects whose expected return is higher than our cost of capital.

In **Editora**, capital investments totaled R$ 3.9 million and were directed mainly towards:

- various IT projects in order to rationalize administrative and commercial processes, providing greater productivity and speed in operations;

- merger of Formato Editorial (company acquired in August 2003), with logistic adaptation to add the catalog that reinforced the competitive position in the area of textbooks and supplementary textbooks, generating value through the obtaining of synergies.

In **Livraria**, R$ 1.5 million was invested. The highlights are as follows:

- implementation in physical stores of the innovative "Busca Fácil" book location system, allowing products to be located with extreme ease, adding value to the Saraiva customer shopping experience and providing for a reduction in store attendants;
- preparation for change in location for our unit in the city of Ribeirão Preto, in order to be closer to the target public, from Novo Shopping to Santa Úrsula Shopping;
- reformulation of the electronic retail sales site, with significant modernization of visual and functional resources;
- conclusion of activities of store in the traditional format located in the city of Recife and on Sete de Abril street in the city of São Paulo, due to future expectations for these units not to generate value.

CORPORATE GOVERNANCE AND CAPITAL MARKET

Management strives to make Saraiva a company that always adopts the best corporate governance practices, seeking constant alignment of corporate interests with those of shareholders, and enhancement of communication with all related parties.

Over the course of 2004, we conducted several actions to bring these proposals to fruition:

- the investor relations site was reformulated and technologically modernized, increasing the efficiency of this important communication channel;
- annual meetings at the APIMEC (Association of Capital Market Investment Analysts and Professionals) were resumed;
- we held quarterly conference calls with investors and analysts;
- we contracted the advisory services of Financial Investor Relations Brazil (successor of Thomson Financial Investor Relations Brazil).

We present below a summary of change in Saraiva's shares over the last three years:

INDICATORS	2004	2003	2002
Number of Trades (1)	585	566	370
Participation in Trading Sessions - % (1)	56.6	64.4	55.4
Quantity Traded - 000 (1)	3,299	2,363	1,565
Volume Traded - R$ 000 (1)	36,278	20,634	13,705
Price per Share - R$ (1) (2)	12.00	9.95	9.10
Total Outstanding Shares - 000 (2)	22,937	22,937	22,983
Market Capitalization - R$ million (2)	275.2	228.2	209.1

Source: São Paulo Stock Exchange (Bovespa)

(1) Referring to registered preferred shares (SLED4)

(2) At end of period

As a result of the actions conducted and the improvement in the economic scenario, with the increase in attraction to small caps, liquidity indicators rose 39.6% in quantity traded and 75.8% in financial volume traded. The appreciation of Saraiva's preferred shares reached 20.6%, higher than the performance of the Bovespa index (Ibovespa), of 17.8%.

SHAREHOLDER STRUCTURE

Saraiva's subscribed and paid-up capital was R$ 41,977,000.00 as of December 31, 2004, divided into 23,269,203 registered shares, without par value, of which 9,622,313 are common shares (ON) and 13,646,890 are preferred shares (PN).



Distribution of Preferred Shares
as of 12/31/04
Other
16%
IFC
4%
IRB Brasil
7%
Itaú
7%
Icatu
12%
Professional Investitor
54%



Distribution of Common Shares
as of 12/31/04
Other
3%
Controlling shareholders and other members of the Saraiva Family
97%

SHAREHOLDER COMPENSATION

The Board of Directors, in a meeting held on January 26, 2005, approved the payment of R$ 9.4 million (R$ 0.40769206/share) as shareholder compensation, in the form of interest on capital, already including in this amount minimum mandatory dividends. This amount is equal to 51% of net income for the year and represents a dividend yield of 3.4%.

HUMAN RESOURCES

Saraiva ended 2004 with 2,411 employees, with a reduction of 149 due to the rationalization measures implemented.

The productivity index, measured by gross sales/average headcount, grew 9.5%, from R$ 179,800 in 2003 to R$ 196,800 in 2004.

The objective of Saraiva's strategic HR philosophy is to develop and stimulate the capacity to learn. Within this context, significant investments were made in training during 2004. A total of 591 activities were conducted, with 16,529 participations and 60,000 hours of training.

SOCIAL RESPONSIBILITY

In line with the philosophy of contributing to the quality of life and social development of Saraiva's personnel and the surrounding communities, the Saraiva Group has the objective of actively collaborating with the building of a better society. The highlights in the social area in 2004 were:

- increase in social activities of Instituto Jorge Saraiva, with the opening of daycare center with capacity for 60 children;
- expansion of the Telecurso 2000 project, in partnership with SENAI and Fundação Roberto Marinho, offering the opportunity for the printing unit's employees to conclude high school and elementary school;
- continued solidarity campaigns and the Quality of Life Week Project, aiding in our employees social development;
- maintenance of partnership with the "Company that Educates" program, managed by SENAC to support the preparation of youth for the labor market;
- continuation of the environmental management program in our printing unit.

INDEPENDENT AUDITORS

In compliance with Brazilian Securities Commission (CVM) Instruction No. 381/2003, we inform that the current agreement with the independent auditors only entails external audit work.

ACKNOWLEDGEMENTS

Upon the conclusion of another year, we would like to express our sincerest gratitude for the collaboration of our employees, authors, suppliers, customers and shareholders.

São Paulo, March 11, 2005.

MANAGEMENT

SARAIVA S.A. LIVREIROS EDITORES
Publicly-held Company
Corporate Taxpayer Registration ("CNPJ/MF") No. 60.500.139/0001-26
Board of Trade Registration ("NIRC") No. 35300025300

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 26, 2005

The Board of Directors of SARAIVA S.A. LIVREIROS EDITORES met on the twenty-sixth of January 2005, at 3 p.m., at the Management building, located at Rua Dr. Edgar Theotônio Santana, 206 - São Paulo, SP, under the chairmanship of Mr. Jorge Eduardo Saraiva, who asked me, Ruy Mendes Gonçalves, to serve as Secretary of the meeting.

The Chairman then submitted a proposal that the shareholders' equity to be paid in the fiscal year ended on December 31, 2004 should be calculated according to the daily pro-rata variation of the Long-Term Interest Rate - TJLP on the accounts included in the net worth, as provided for in the caption of art. 37 of the Company's Bylaws, adding such value to the compulsory dividend set forth in article 35, subparagraph "a" thereof. According to the calculations presented, the compensation would correspond to nine million, three hundred and fifty-one thousand, one hundred and eleven reais and seventy centavos (R$ 9,351,111.70), to be credited to the holders of outstanding shares, assigning to dividends the gross amount of R$ 0.40769206 per share.

Such compensation shall be paid to shareholders who are registered in the Company records on this date, January 26, 2005, and from January 27, 2005, shares will be traded "ex interest".

Once the required clarifications have been made, the Board unanimously approved that such compensation for the fiscal year ended on December 31, 2004 should be credited to the aforementioned shareholders as proposed, and the corresponding value should be set aside in a proprietary account by Management upon preparation of the financial statements for the period.

Said compensation shall be paid in cash to the holders of common shares and preferred shares within the period of time to be agreed upon for such purpose by the Shareholders' Annual Meeting, which shall be held to discuss and vote on the financial statements for the fiscal year ended on December 31, 2004. Due to withholding income tax, the shareholders will receive their credits by net value, except for those entitled to tax exemption, as long as they provide the Company management with evidence of such condition by submitting relevant and up-to-date documentation up to March 31, 2005 at the Company headquarters, to the attention of the Legal Department.

There being no further business to be discussed at this meeting, it was declared closed and these minutes have been drawn up, read, approved and subsequently signed by those present.São Paulo, January 26, 2005. Jorge Eduardo Saraiva - Chairman, Ruy Mendes Gonçalves - Secretary, and Henriqueta da Fonseca Saraiva - Director.

SARAIVA S/A LIVREIROS EDITORES
Publicly Listed Company - Registered with the National Directory of Legal Entities ("CNPJ/MF") under no. 60.500.139/0001-26

ANNUAL AND SPECIAL GENERAL MEETINGS

NOTICE OF MEETING

We hereby summon the shareholders to appear at the Annual and Special General Meetings to be held consecutively, on April 26, 2005, at 4:00 pm, **AT THE EDIFÍCIO DA DIRETORIA [BOARD OF DIRECTOR'S BUILDING], AT RUA DR. EDGAR THEOTÔNIO SANTANA, 206, 3º ANDAR [FLOOR], BARRA FUNDA (CEP [POSTAL CODE]: 01140-030), SÃO PAULO - STATE OF SÃO PAULO**, in order to resolve on the following Agenda: **1. ANNUAL GENERAL MEETING:** 1.1. Review, discussion, and vote on the management report and the financial statements with the independent auditor's opinion, related to the fiscal year closed on 12/31/2004; 1.2. Approval of the profit sharing by management in the company; 1.3. Use of the profits; 1.4. Setting of the date for payment of compensation on the net current assets; 1.5. Election of members to the Board of Directors and setting of the total Management compensation. **2. SPECIAL GENERAL MEETING:** 2.1. Increase in the capital stock by incorporation of reserves in order to increase capital, without modification of the share quantity. 2.2. Amendment of article 20 of the By-Laws, in order to provide for the minimum presence of three members at the meetings of the Executive Committee. 2.3. Amendment of the By-Laws to further the elimination of the Marketing Director position. 2.4. Amendment of the By-Laws to further the elimination of the "Chapter IX - Transitory Provisions". 2.5. Amendment of the By-Laws to further the alteration of the wording of the corporate purpose to clarify that the book industry includes the editing and printing of books.
2.6. Restatement of the By-Laws. In compliance with the CVM (Securities and Exchange Commission) no. 282/98, we hereby inform you that the minimum share of voting capital necessary to require the adoption of the cumulative voting system is eight percent (8%). **GENERAL INSTRUCTIONS:** A) The proxy-statements for the Meeting shall be kept for safekeeping with the Chairman of the Board of Directors, at Rua Dr. Edgar Theotônio Santana, 206 - São Paulo - State of São Paulo, until 24 hours before the Meeting is held. B) The titleholders of shares in Fungible Custody on the Meeting date shall present, in order to join the meeting, the certificate that confirms their respective shareholding, issued by the custodial body after 04/24/2005. São Paulo, April 8, 2005. a) Jorge Eduardo Saraiva - Chairman of the Board of Directors. (11-12-13).

ENVIRONMENTAL INFORMATION REPORT

NAME AND ADDRESS OF COMPANY AND PROJECT:
Saraiva S. A. Livreiros Editores
Av. Marquês de São Vicente, 1697 – B. Funda – S. Paulo – SP – Brazil

CONTACT PERSON AND TITLE: José Luiz M. A. de Próspero (Chief Executive Officer)
PHONE: 055-11-3613-3214
FAX: 055-11-3619-3062

1 – PROJECT INFORMATION

1.1 Project summary

The Project involves: **a)** The construction of 8 Mega-Stores carrying books, CD's and Multimedia products, with approximately 1 employee per 20.4 m^2 (already implemented between 96 and 98). **b)** Refurbishing and modernization in all the traditional bookstores of the chain (approximately 1 employee per 13.8 m^2) by installing computorized check-outs (also already implemented).
Besides the Bookstore chain (today with a total of 14 mega-stores and 18 traditional stores), the Group also has an Administrative Office Area with approximately 950 employees (including 13 branches throughout Brazil), a Printing Plant (with 260 employees), a storage building (6000 m^2) and an admnistrative building (1100 m^2).

1.2 Site summary

The Mega-Stores are 600 to 2100 m^2 retail-stores, whereas the traditional stores range from 150 to 250 m^2.

1.3 Brief description of surroundings

Seven of the Mega-Stores, from the total of 8 involved in this project, and most of the traditional stores are located in Malls and the others in downtown retail areas.

1.4 Have there been any objections to the project ?

☐ Yes ■ **No** If yes, please describe.

2 – COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS

2.1 Does the project comply with national and local laws and regulations and World Bank policies and guidelines ?

■ Yes ☐ No If no, please explain.

3 – AIR POLLUTION

3.1 Are there any emissions of air pollutants associated with the project ?

☐ Yes ■ No If no, go to 4.

3.2 – Are air pollution prevention and mitigation measures incorporated into the project ?

☐ Yes ☐ No If yes, please describe.

3.3 – Air Emissions

4 – WATER POLLUTION

4.1 - Are there any discharges of water pollutants associated with the project ?

☐ Yes ■ No If no, go to 5.

4.2 - Are water pollution prevention and mitigation measures incorporated into the project ?

☐ Yes ☐ No If yes, please describe.

4.3 – Discharges

4.4 – Does the project include discharges to a sensitive recipient ?

☐ Yes ☐ No If yes, please describe recipients of discharges. Indicate if discharges go to surface waters, land, drainage ditches, municipal or central waste treatment plant, etc.

5 - WASTES

5.1 – Are waste minimization measures incorporated into the project?

■ Yes □ No If yes, please describe.

At the Printing Plant, paper waste, used press plates and used lubricant oil are sold for recycling. Other kinds of special waste, in minor quantities, are either sold for recycling or properly removed by specialized hired Companies and certificates of the appropriate destination of this waste are issued.

5.2 – Waste quantity composition

At the Printing Plant, 6,300 kg/year of paper, 17,300 kg/year of aluminum press plates and 800 liters/year of lubricant oil.

5.3 – Describe the disposal methods for the above wastes.

Wastes are sold to recycling companies

6 – AMBIENT NOISE

6.1 – Does the project result in excessive noise beyond the immediate vicinity of the facility ?

□ Yes ■ No If no, go to 7.

6.2 – Are noise prevention and mitigation measures incorporated into the project ?

□ Yes □ No If yes, please describe.

6.3 – Noise Levels

7 - HEALTH AND SAFETY

7.1 – What health and safety issues are associated with the project ?

Despite the noise levels are under standard limits at the Printing Plant, the employees working at the machines use ear-protectors.
Heavy weight is handled by pilers and hydraulic trolleys.

7.2 – Are prevention and mitigation measures incorporated into the project ?

■ Yes ☐ No If yes, please describe.

COURSES

- CIPA - Internal Comission for Accidents Prevention (Publishing/Printing).
- Course on Fire Brigade (Publishing/Printing/Bookstores).

LECTURES

- Issues regarding Health and Personal/Company's Protection (Aids, Hipertension, Defensive Driving, Security at home and at the Office), (Publishing/ Printing/ Bookstore).
- Integration Program for new employees, consisting of lectures on office security and Fire Brigading (Publishing/Printing/ Bookstore).

SUBCONTRACTED SERVICES FOLLOW-UP

I.P.E. SUPPLIES (Individual Protection Equipment), (Publishing/Printing).

8 – HAZARDOUS MATERIALS

8.1 – Are hazardous materials used in the project ?

■ Yes ☐ No If no, go to 9.

Only at Printing Plant, in minor quantities, as shown below:

- Lubricant oil (400 liters/year)
- Liquified Petroleum Gas (95,000 kg/year)

8.2 – Are measures for safe handling, storage and disposition of, or substitution of, hazardous materials incorporated into the project ?

■ Yes ☐ No If yes, please describe.

- Storage in appropriate/separate room or containers
- Handling is done only by trained personnel
- Fabric cloths used for cleaning the equipment are sent to a specialized laundry service

[redacted]

8.3 – Is there potential for contamination of the project site from past, or present or planned activities ?

☐ Yes ■ No If yes, please describe.

9 – MAJOR HAZARDS

9.1 – Are there any risks of major accidents associated with the project ?

■ Yes ☐ No If no, go to 10.

Major Fires

9.2 – Are measures for preventing major accidents incorporated into the project ?

■ Yes ☐ No If yes, please describe.

Administrative Offices – hose points, extinguishers, fire alarms and escape routes.

Warehouses – hose points, extinguishers, fire alarms, escape routes.

Printing Plant – hose points, extinguishers, fire alarms, escape routes.

Book Stores – extinguishers and escape routes. Sprinklers, hose points, fire alarms and smoke detectors where subsidies are available and where requested by fire codes or local and national laws and regulations.

9.3 – Has an emergency response plan been developed ?

■ Yes ☐ No If yes, please provide an outline of the plan.

PRINTING DIVISION
- Alarm System
- Nurse/Doctor on Duty
- Prepared Fire Brigade
- Participation of a group of local enterprises with plan mutual help.

PUBLISHING DIVISION
- Alarm System
- Risks Map showing escape routes in case of fire.
- Fire Brigade
- Full time Nurse/Doctor

BOOKSTORE DIVISION

- Alarm System
- Support from Security Divisions of Shopping Malls

10 – NATURAL RESOURCES AND ECOLOGY

10.1 – Does the project involve significant impacts on natural resources and ecology ?

☐ Yes ■ No If yes, please describe.

11 – SOCIAL AND CULTURAL ISSUES

Does the project involve any of the following:

☐ Yes ■ No Resettlement of people ?
If yes, does a resettlement plan exist ?

☐ Yes ■ No Impacts from induced development in surrounding areas ?

☐ Yes ■ No Impact on cultural properties ?

☐ Yes ■ No Impact on indigenous peoples ?

If yes on any of the above, please explain.

12 – OTHER ENVIRONMENTAL ISSUES

12.1 – Does the project involve establishment of new rights-of-way ? (E.g., access roads, pipelines, power lines).

☐ Yes ■ No If yes, please describe.

12.2 – Are there any other environmental issues associated with the project ?

☐ Yes ■ No If yes, please describe.

[redacted]

13 – TRAINING

P.P.R.A. – Prevention Program on Environmental Risks (Restricted to Company's facilities) – Publishing/Printing/some of the Bookstores. This program is designed based on technical reports regarding noise, ergonomic conditions, chemicals etc. It involves several activities – maintenance, control and improvement of facilities – in order to offer better confort and security to employees.

PCMSO – Medical Control and Occupacional Health Program. It is based on P.P.R.A. and aims to develop activites that follow up employees'health (e.g.: Lecture on Stress, Diabetis, High Blood-Pressure Control for Hypertensive Patients. (Publishing/Printing)).

14 – ENVIRONMENTAL MANAGEMENT

14.1 – Do you have a written environmental policy signed by top management ?

☐ Yes ■ No If yes, please attach.

14.2 – Has a person or organizational unit been designated to oversee environmental matters ?

☐ Yes ■ No If yes, please indicate.

Signature: José Luiz M. A. de Próspero
Position: Chief Executive Officer

Date: 05/02/05

Phone: 0055-11-3613-3214

SARAIVA S.A. LIVREIROS EDITORES

CNPJ/MF no. 60.500.139/0001-26

Public Company

NOTICE TO SHAREHOLDERS -

PAYMENT OF INTEREST UPON OWN CAPITAL

We hereby inform to the Shareholders that the Ordinary General Meeting of 04/29/2004, in view of the approval by the Board of Directors, on 03/10/2004, of the payment of own capital remuneration, which was imputed to the one of the obligatory dividend, in the amount of R$ 10,414,147.83, has fixed the date of the payment thereof, which will be made **as from 05/31/2004**, without monetary restatement.

1. Interest upon Own Capital and Income Tax - The shareholders registered with the depository institution on 03/10/2004 are entitled to receive Interest upon Own Capital, in the gross value of R$ 0.45403857 per share, from which the Income Tax at Source will be discounted, in the form of the legislation in effect.

2. Instructions as to Credit of Interest - 2.1. Shareholders regularly registered - they will have, already on 05/31/2004, their credits available in current account and bank domicile provided to Banco Itaú S.A. **2.2. Shareholders which registration is not updated (no CPF/CNPJ and/or indication of current account/bank domicile)** - their remuneration will be credited as from the 3rd business day as from the date of request, provided that due registrations are effected in Banco Itaú's eletronic files, their registration is regularized, which will be executed by the agencies authorized to attend shareholders or through letter sent to the Superintendence of Services to Shareholders of Banco Itaú S.A. (Av. Engenheiro Armando de Arruda Pereira, 707 - 9º andar - Jabaquara - CEP: 04344-902 - São Paulo-SP). **2.3.**The shareholders who are users of fiduciary custody will have their interest credited according to procedures adopted by Stock Exchanges. **2.4. Income Tax** - by legal determination, upon the values of remuneration, the income tax at source will be withhold, at the aliquot of 15%, except with respect to legal persons which, exempted from such retention, have confirmed such condition until 03/31/2004, forwarding the correspondent documentation to the Legal Department of SARAIVA, according to Notice to the Shareholders published on 03/11/2004.

3. Place of Attendance: Banco Itaú S.A. - Agencies authorized to provide services to shareholders, during bank hours (Agency São Paulo: Rua Boa Vista, 176 - subsolo - Centro - CEP 01014-001 - telephone: 0**11-3247-3138)

São Paulo, May 24, 2004. **The Executive Board.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

02

Livraria e Papelaria Saraiva S.A.

Financial Statements for the Years Ended December 31, 2004 and 2003 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Livraria e Papelaria Saraiva S.A.
São Paulo - SP

1. We have audited the accompanying balance sheet of Livraria e Papelaria Saraiva S.A. (the "Company") as of December 31, 2004, and the related statements of operations, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Livraria e Papelaria Saraiva S.A. as of December 31, 2004, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the year then ended in conformity with Brazilian accounting practices.

4. The financial statements for the year ended December 31, 2003, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated March 11, 2004, was unqualified.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 11, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marco Antonio Brandão Simurro
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LIVRARIA E PAPELARIA SARAIVA S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

ASSETS	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	1,846	5,967
Trade accounts receivable	21,771	18,930
Inventories	33,031	47,181
Recoverable taxes	251	571
Deferred income and social contribution taxes	1,199	481
Other receivables	205	113
Intercompany loans	11,736	-
Prepaid expenses	86	80
	70,125	73,323
LONG-TERM ASSETS		
Escrow deposits	8,900	8,794
Deferred income and social contribution taxes	8,058	7,432
Other	2	2
	16,960	16,228
PERMANENT ASSETS		
Investments	135	135
Property and equipment	17,977	22,247
Deferred charges	3,158	4,442
	21,270	26,824
TOTAL ASSETS	108,355	116,375

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES		
Loans and financing	3,112	3,364
Trade accounts payable	29,786	32,279
Taxes payable	2,545	3,088
Accrued vacation and related charges	1,811	1,807
Other payables	2,830	2,531
	40,084	43,069
LONG-TERM LIABILITIES		
Loans and financing	3,273	5,819
Reserve for contingencies	18,261	17,563
Other	119	448
	21,653	23,830
SHAREHOLDERS' EQUITY		
Capital	51,210	51,210
Capital reserves	2,190	2,190
Accumulated deficit	(6,782)	(3,924)
	46,618	49,476
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	108,355	116,375

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LIVRARIA E PAPELARIA SARAIVA S.A.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$, except for per share data)

	2004	2003
GROSS SALES	261,890	237,543
DEDUCTIONS (ICMS, PIS AND COFINS)	(38,737)	(26,077)
NET SALES	223,153	211,466
COST OF SALES	(140,732)	(130,560)
GROSS PROFIT	82,421	80,906
OPERATING INCOME (EXPENSES)		
Selling	65,213	61,191
Administrative	11,625	11,096
Management fees	1,101	1,475
Financial expenses	3,318	3,735
Financial income	(181)	(192)
Depreciation and amortization	6,107	6,419
Other	(667)	(691)
	86,516	83,033
LOSS FROM OPERATIONS	(4,095)	(2,127)
NONOPERATING EXPENSES	(107)	(187)
LOSS BEFORE TAXES ON INCOME	(4,202)	(2,314)
INCOME AND SOCIAL CONTRIBUTION TAXES	1,344	764
NET LOSS	(2,858)	(1,550)
LOSS PER SHARE - R$	(0.05)	(0.03)
NUMBER OF SHARES (000)	57,540	57,540

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LIVRARIA E PAPELARIA SARAIVA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	Capital	Capital reserves	Accumulated deficit	Total
BALANCES AS OF DECEMBER 31, 2002	51,210	2,190	(2,374)	51,026
Net loss	-	-	(1,550)	(1,550)
BALANCES AS OF DECEMBER 31, 2003	51,210	2,190	(3,924)	49,476
Net loss	-	-	(2,858)	(2,858)
BALANCES AS OF DECEMBER 31, 2004	51,210	2,190	(6,782)	46,618

The accompanying notes are an integral part of these financial statements.

[redacted]

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LIVRARIA E PAPELARIA SARAIVA S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais - R$)

	2004	2003
SOURCES OF FUNDS		
From operations:		
Net loss	(2,858)	(1,550)
Items not affecting working capital:		
Depreciation and amortization	6,919	7,555
Write-off of permanent assets	117	188
Deferred income and social contribution taxes	(626)	(766)
Financial expenses from long-term liabilities	845	1,248
	4,397	6,675
From third parties:		
Loans and financing	382	2,308
Increase in long-term liabilities	104	1,588
Total sources	4,883	10,571
USES OF FUNDS		
Purchases of property and equipment and increase in deferred charges	1,482	6,104
Transfer to current liabilities	3,508	3,803
Increase in long-term assets	106	1,860
Total uses	5,096	11,767
DECREASE IN WORKING CAPITAL	(213)	(1,196)
REPRESENTED BY		
Current assets	(3,198)	6,031
Current liabilities	(2,985)	7,227
DECREASE IN WORKING CAPITAL	(213)	(1,196)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

LIVRARIA E PAPELARIA SARAIVA S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Livraria e Papelaria Saraiva S.A. (the "Company") is primarily engaged in the sale of books, stationery, audio and video products, periodicals and multimedia products. Sales and distribution are through the Internet and 30 stores, of which 14 are megastores and 16 are conventional stores.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices, procedures adopted by the Parent Company, Saraiva S.A. Livreiros Editores, and standards established by the Brazilian Securities Commission (CVM).

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Current and long-term assets

- Cash equivalents

  Stated at cost plus income earned through the balance sheet dates.

- Allowance for doubtful accounts

  Recorded in an amount considered sufficient to cover potential losses on the realization of trade accounts receivable. Uncollectible receivables are charged directly to income.

- Inventories

  Stated at average acquisition or production cost, which does not exceed realizable value.

- Other current and long-term assets

  Stated at net realizable value.

b) Permanent assets

- Investments

  Stated at cost, less a valuation allowance.

- Property and equipment

  Recorded at acquisition or construction cost, plus monetary restatement through December 31, 1995. Depreciation is computed under the straight-line method based on the useful lives of the assets.

- Deferred charges

  Stated at cost and refers to preoperating expenses associated with commercial assignment and expenses incurred prior to the start-up of new stores. Preoperating expenses are amortized over five years or over the terms of the lease contracts, beginning upon the start-up of the stores.

c) Current and long-term liabilities

Stated at known or estimated amounts plus charges, monetary and/or exchange variations incurred through the balance sheet dates, if applicable.

d) Income and social contribution taxes

Taxes on net income (loss) include current and deferred amounts.

Income tax is calculated at the rate of 15% on taxable income plus a 10% surtax, and social contribution tax is calculated at the rate of 9% on taxable income.

Deferred income and social contribution taxes are recorded in current and long-term assets, as stated in Note 9, to reflect future tax effects on temporary differences between the reported amounts of assets and liabilities and their tax bases, and tax loss carryforwards.

Deferred tax assets are based on expected future taxable income at the tax rates in effect at yearend, and are reviewed annually and adjusted to reflect any substantial change in expected profits.

e) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. TRADE ACCOUNTS RECEIVABLE

	2004	2003
Credit cards	20,736	17,705
Checks receivable	1,335	1,528
Other	190	154
Allowance for doubtful accounts	(490)	(457)
	21,771	18,930

5. PROPERTY AND EQUIPMENT

	Annual depreciation rate - %	2004 Cost	2004 Accumulated depreciation	2004 Net book value	2003 Net book value
Buildings	4	1,897	(737)	1,160	1,236
Furniture and fixtures and installations	10	45,322	(33,363)	11,959	14,551
Vehicles	20	157	(94)	63	93
Software and IT equipment	20	15,264	(11,197)	4,067	5,294
Land	-	3	-	3	3
Advances to suppliers	-	101	-	101	435
Other	-	624	-	624	635
		63,368	(45,391)	17,977	22,247

6. DEFERRED CHARGES

	2004	2003
Commercial assignment and preoperating expenses	22,713	22,713
Accumulated amortization	(19,555)	(18,271)
	3,158	4,442

7. LOANS AND FINANCING

	2004	2003
Current-		
Financing in local currency-		
BNDES - FINEM	3,112	3,364
Long term-		
Financing in local currency-		
BNDES - FINEM	3,273	5,819

BNDES - National Bank for Economic and Social Development

FINEM - Enterprises Financing

Maturities of long-term debt are as follows:

	2006	2007	2008	Total
Financing	2,230	810	233	3,273

Financing from the BNDES - FINEM was used for investment in megastores and modernization of conventional stores, and is 100% guaranteed by the Parent Company. The principal of the financing is subject to interest of 3% to 3.5%, plus TJLP (long-term interest rate).

The Company obtained a new financing from BNDES - FINEM, in the amount of R$382.

8. RELATED PARTIES

Transactions with related parties include purchase and sale operations and loan agreements, and were made under usual market conditions. Loans granted to the Parent Company, Saraiva S.A. Livreiros Editores, will be received in 2005, as stated in the loan agreement.

	2004	2003
Balance:		
Current assets:		
Accounts receivable	-	3
Loans	11,736	-
Current liabilities-		
Accounts payable	16	3,762
Transactions:		
Sales of products	22	39
Purchases of products	8,212	9,874

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred income and social contribution taxes arise from:

	2004	2003
Current assets-		
Other temporary differences	1,199	481
Long-term assets:		
Reserve for contingencies	4,876	4,638
Tax loss carryforwards	3,182	2,794
	8,058	7,432

Reconciliation of the tax expense calculated by applying the combined tax rate and the tax expense charged to income is as follows:

	2004	2003
Loss before taxes on income	(4,202)	(2,314)
Combined tax rate	34%	34%
Taxes computed at the combined tax rate	1,429	787
Permanent additions-		
Nondeductible expenses	(84)	(41)
Other items	(1)	18
	1,344	764
Income and social contribution taxes:		
Current	-	(102)
Deferred	1,344	866
	1,344	764
Effective tax rate	32%	33%

In conformity with the procedures adopted by the Parent Company regarding CVM requirements and based on the expectation of future taxable income and positive cash flows discounted to present value, pursuant to CVM Instruction No. 371/02, the Company maintained in its financial statements the deferred tax asset.

Considering the final resolution of the lawsuits, the estimate of realization of the deferred tax asset is 95% until 2007 and the remaining 5% in 2008, as follows:

	Realization of deferred tax asset	Deferred tax asset
Balance of deferred tax asset as of December 31, 2004	-	9,257
December 31, 2005	2,305	6,952
December 31, 2006	4,131	2,821
December 31, 2007	2,366	455
December 31, 2008	455	-

10. RESERVE FOR CONTINGENCIES

The Company is challenging in court the constitutionality of federal taxes, such as PIS and COFINS (taxes on revenue), IR (income tax) and CSLL (social contribution tax). Escrow deposits were made for the PIS/COFINS lawsuit, which are recorded in a specific account in long-term assets.

The contingent liability is composed of:

	2004	2003
PIS/COFINS - expansion of tax basis and rate increase	8,885	8,780
IR/CSLL - "Plano Real" (economic plan) - Law No. 8,880/94	9,376	8,783
	18,261	17,563

11. SHAREHOLDERS' EQUITY

Fully paid-up capital as of December 31, 2004 is R$51,210, represented by 57,539,843 common shares with par value of R$0.89.

All shares are entitled to a minimum dividend equivalent to 25% of adjusted net income for each year.

12. FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the financial instruments recorded in the balance sheet as of December 31, 2004 are as follows:

	Carrying amount	Fair value
Cash and cash equivalents	1,846	1,846
Loans in local currency	6,385	6,385

Criteria, assumptions and limitations used in calculating fair values:

a) Cash and cash equivalents

Represented by bank deposits.

b) Loans and financing

The carrying amounts of loans and financing correspond to financing from BNDES. The fair values of such financing do not differ significantly from the carrying amounts as of December 31, 2004.

c) Limitations

The fair values were estimated at a specific time, based on relevant market information. Changes in assumptions can significantly affect those estimates.

d) Derivatives

The Company has not conducted derivative transactions in 2004.

13. INSURANCE

As of December 31, 2004, the Company had insurance coverage against fire and sundry risks for fixed assets and inventories, in amounts considered sufficient to cover potential losses.